UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Entry into €25,000,000 Senior Facilities Agreement.

On March 28, 2018, Spark Networks SE (the “Company”), Silicon Valley Bank, as arranger, agent (the “Agent”) and security agent, the other lenders party thereto from time to time, and certain subsidiaries of the Company party thereto, entered into a 4-year €25,000,000 Senior Facilities Agreement (the “Senior Facilities Agreement”).

The Senior Facilities Agreement provides for a multicurrency term loan facility in an aggregate amount equal to €15,000,000 (the “Term Loan Facility”) and a multicurrency revolving credit facility in an aggregate amount equal to €10,000,000 (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). In addition, subject to the terms and conditions of the Senior Facilities Agreement, including compliance with certain financial ratios as determined by the Agent, the Company may incur additional incremental facilities in an aggregate amount of up to €35,000,000.

Borrowings under the Facilities bear interest at a rate equal to LIBOR for deposits in the applicable currency plus an applicable margin ranging from 2.50% to 3.0% to be determined based on the net leverage ratio for the most recently completed 12 month period ending on the last day of the fiscal year or quarterly period as applicable. The applicable margin in effect for borrowings under the Term Loan Facility as of March 30, 2018 is 2.5%.

In addition to paying interest on outstanding principal under the Facilities, the Company is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.60% per annum.

The Term Loan Facility amortizes in equal quarterly installments of €937,500 commencing on June 29, 2018, while principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity.

All obligations under the Term Loan Facility and Revolving Credit Facility are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly owned subsidiaries of the Company with material assets. All obligations under the Facilities are secured, subject to permitted liens and other exceptions by substantially all assets of the Company and its subsidiaries.

The Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness;
•	create liens;
•	engage in mergers or consolidations;
•	sell or transfer assets;
•	pay dividends and distributions and make share repurchases;

•	make certain acquisitions;
•	engage in certain transactions with affiliates; and
•	change lines of business.

In addition, the Facilities require the following financial covenants to be maintained:

•	a fixed charge coverage ratio of no less than 1:25 to 1:00 (other than for the first quarter of 2019 when it shall be no less than 1.10 to 1.00);
•	a net leverage ratio of no greater than 2.50 to 1.00 (declining to 2.25 to 1.00 for 12-month periods ending June 30, 2019, September 30, 2019, December 31, 2019, and March 31, 2020, and declining further to 2.00 to 1.00 for 12-month periods ending June 30, 2020 and thereafter); and
•	a minimum liquidity threshold of €5,000,000 until March 31, 2019, consisting of available cash funds and availability under the Revolving Credit Facility.

The Facilities also contain certain customary affirmative covenants and events of default, including a change of control.

The description of the Senior Facilities Agreement in this Current Report on Form 6-K is a summary only and is subject to, and qualified in its entirety by, the terms of the Senior Facilities Agreement, a copy of which is attached hereto Exhibit 10.1 and is incorporated by reference herein.

Exhibit Index

Exhibit No.	Description
10.1	Senior Facilities Agreement dated March 28, 2018, among the Company, Silicon Valley Bank, as arranger, agent and security agent, the other lenders party thereto from time to time, and certain subsidiaries of the Company party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: April 2, 2018	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer